

July 26, 2024

David McAtee II
Senior Executive Vice President and General Counsel
AT&T INC.
208 S. Akard St.
Dallas, TX 75202

> **Re: AT&T INC.**
> **Form 8-K**
> **Filed July 12, 2024**
> **File No. 001-08610**

Dear David McAtee II:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K

Item 1.05 Material Cybersecurity Incidents

1.   Please tell us whether or not this incident is a material cybersecurity incident under Item 1.05(a) of Form 8-K. If you determined the cybersecurity incident to be material, please describe all material impacts or reasonably likely material impacts on the company as required by Item 1.05(a), not just the impacts on "AT&T's operations" and "financial condition or results of operations." As the Commission noted in the adopting release, the rule's inclusion of "financial condition and results of operations" is not exclusive; companies should consider qualitative factors alongside quantitative factors in assessing the material impact of an incident. For example, consider impacts on customer relationships, competitiveness, and potential reputational harm related to the cybersecurity incident. If you did not determine the cybersecurity incident to be material, please provide an analysis supporting your conclusion and advise us as to why you filed under Item 1.05 of Form 8-K rather than Item 8.01 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences